EVOLVD HEALTH, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED
DECEMBER 31, 2019

TABLE OF CONTENTS

Consolidated Balance Sheet 3

Consolidated Statement of Income 4

Consolidated Statement of Equity 5

Consolidated Statement of Cash Flows 6

Notes to the Consolidated Financial Statement 7

Statement 1 : Balance Sheet

EVOLVD HEALTH, INC.		
CONSOLIDATED BALANCE SHEET		
DECEMBER 31, 2019		
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	260,000.00
Accounts receivable, net	$	-
Inventory	$	-
Loans receivable - related party	$	-
Prepaid expenses and other current assets	$	-
TOTAL CURRENT ASSETS	$	260,000.00
PROPERTY AND EQUIPMENT		
Property and equipment, net	$	-
OTHER ASSETS		
Intangible assets, net	$	-
Deposits	$	-
TOTAL ASSETS	$	260,000.00
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable		
Credit cards payable	$	-
Warranty reserve	$	-
Accrued expenses	$	-
Sales tax payable	$	-
Deferred revenue	$	-
TOTAL CURRENT LIABILITIES	$	-
Convertible Bebt	$	270,000.00
TOTAL LIABILITIES	$	270,000.00
SHAREHOLDERS' EQUITY		
Common stock, authorized 10,000,000 shares,		
5,500,000 shares issued and outstanding, $0.00001 par value	$	55.00
Preferred stock, authorized shares,	$	–
Shares issues and outstanding, $0.00001 par value.	$	–
Additional paid-in capital	$	-
Retained earnings	$	(10,055.00)
TOTAL SHAREHOLDERS' EQUITY	$	(10,000.00)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	260,000.00

Statement 2 : Income Statement

EVOLVD HEALTH, INC.		
CONSOLIDATED STATEMENT OF INCOME		
DECEMBER 31, 2019		
REVENUES	$	-
COST OF GOODS SOLD	$	-
GROSS PROFIT	$	-
OPERATING EXPENSES		
Advertising and marketing	$	-
Bank fees	$	-
Bonus and commission	$	-
Contractors and consultants	$	-
Depreciation expense	$	-
Insurance expense	$	-
IT expense	$	-
Legal and professional fees	$	-
Licenses	$	-
Meals and entertainment	$	-
Miscellaneous expenses	$	**55.00**
Office supplies	$	-
Payroll expense	$	-
Postage and delivery	$	-
Rent and lease	$	-
Research and development	$	-
Travel	$	-
Ukraine expense	$	-
Utilities	$	-
TOTAL OPERATING EXPENSES	$	**10,055.00**
NET OPERATING LOSS	$	**(10,055.00)**
OTHER INCOME/(EXPENSE)		
Interest expense	$	-
Interest income	$	-
TOTAL OTHER INCOME/(EXPENSE)	$	-
NET INCOME (LOSS)		**($10,055)**

Statement 3: Statement of Equity

		Common Stock		Preferred Stock			Retained Earnings	
EVOLVD HEALTH, INC. CONSOLIDATED STATEMENT OF EQUITY DECEMBER 31, 2019								
		Shares	Amount	Shares	Amount	Additional Paid-in Capital	(Accumulated Deficits)	Total
BEGINNING BALANCE, OCTOBER 28, 2019 (INCEPTION)		-	$ -		$ -	$ -	$ -	$ -
Contributions		5,500,000	$ 55.00	-	$ -	$ -	$ -	$ 55.00
Other comprehensive gain/(loss)						$ -	$ -	$ -
Net Income							$ (10,055.00)	$ (10,055.00)
ENDING BALANCE, DECEMBER 31, 2019		5,500,000	$ 55.00	$ -	$ -	$ -	$ (10,055.00)	$ (10,000.00)

Statement 4: Statement of Cash Flows

EVOLVD HEALTH, INC.			
CONSOLIDATED STATEMENT OF CASH FLOWS			
DECEMBER 31, 2019			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss		$	(10,055.00)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense		$	-
(Increase) decrease in assets:		$	-
Accounts receivable		$	-
Inventory		$	-
Prepaid expenses and other current assets		$	-
Security deposit		$	-
Increase (decrease) in liabilities:			
Accounts payable		$	-
Credit cards payable		$	-
Warranty reserve		$	-
Sales tax payable		$	-
Deferred revenue		$	-
Accrued expenses		$	-
CASH USED FOR OPERATING ACTIVITIES		$	(10,055.00)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash used for fixed assets		$	-
Issuance of notes receivable - related party		$	-
Cash used for intangible assets		$	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES		$	-
CASH FLOWS FROM FINANCING ACTIVITIES		$	270,055.00
Issuance of common and preferred stock		$	-
CASH PROVIDED BY INVESTING ACTIVITIES			
NET INCREASE (DECREASE) IN CASH		$	260,000.00
CASH AT BEGINNING OF YEAR		$	-
CASH AT END OF YEAR			$260,000

1.   Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (October 28, 2019) through December 31, 2019.

Evolvd Health, Inc. was incorporated in the State of Delaware on October 28, 2019.

Evolvd Health is a multidisciplinary digital health platform utilizing a functional medicine approach .Evolvd Health is bringing a fresh perspective to healthcare by provides primary care medical services that integrate a whole-body, 360-degree lifestyle approach to managing and treating a variety of health conditions particularly for lifestyle, sexual and mental health conditions.

Evolvd Health believes that conventional healthcare is broken and ripe for disruption. 90% of our healthcare expenditure today is due to chronic lifestyle-driven diseases. Traditional healthcare focuses on treating symptoms and results of an unhealthy lifestyle. Our approach focuses on finding and treating the underlying reasons for health conditions

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience, and knowledge of specific customers. As of December 31, 2019, the Company has no accounts receivables and has not recorded any allowance for doubtful accounts.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. As at December 31, 2019, the company had no balance of inventory related to finished goods or to work in progress.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   Summary of Significant Accounting Policies (continued)

REVENUe Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has not recorded any revenue from inception of October 28, 2019 through December 31, 2019.

Warranty Reserve
The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. As of December 31, 2019, the company had no expense related to research and development

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets, and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

1. **Summary of Significant Accounting Policies (continued)**

   Equity Based Compensation (continued)
   The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

   New Accounting Pronouncements
   In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

   The company had no property and equipment as of December 31, 2019.

4. **Convertible Debt – Founders and Related Parties**

   The Company issued a total of $270,000 in convertible debt to two of its founders and a non-related party as of December 31, 2019. The holder of the convertible debt instrument and the amounts held by each counter party are as follows:

   Dr. Innocent Clement (Co-founder) ………………………..$250,000

   Oduware Obasohan (Co-founder)……………..…………$ 10,000

   Non-related Party …………………………………………..$ 10,000

   Total……………………………………………………….$270,000

   The convertible debt instruments are convertible to future equity on the company. The instrument held by the non-related party will be convertible at the same terms as the term offered to the next unpriced capital raise/convertible note round for angel and/or crowdfunding investors. The convertible instruments held by the founder will be convertible to future common and/or preferred equity based on terms to be determined in the future.